                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4 )*
                                             ---


                               ARCH PETROLEUM INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    03939B105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Kathryn Pietrowiak
      CIGNA Corporation, 900 Cottage Grove Road, Bloomfield, CT 06152-2215
                                 (860) 726-8908
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                  May 28, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ X ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               Page 1 of 27 Pages

                                  SCHEDULE 13D

-----------------------------                      -----------------------------
CUSIP NO. 03939B105                                Page  2   of   27   Pages
          -------------------
-----------------------------                      -----------------------------


--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          CIGNA Corporation
          06-1059331

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) _
                                                                        (a)  |_|
                                                                              _
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS (See Instructions)

          00
--------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
                          _
          2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------
                            7       SOLE VOTING POWER

                                    0
            NUMBER OF       ----------------------------------------------------
             SHARES         8       SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                3,636,360
              EACH          ----------------------------------------------------
            REPORTING       9       SOLE DISPOSITIVE POWER
             PERSON
              WITH                  0
                            ----------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                    3,636,360
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,636,360
--------------------------------------------------------------------------------
                                                                              _
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|
                                                      (See Instructions)

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          17.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)

          HC, CO
--------------------------------------------------------------------------------

This Amendment No. 4 to the Schedule 13D dated October 31, 1994, as amended by Amendment No. 1 dated February 16, 1995, Amendment No. 2 dated January 9, 1998, and Schedule 13G dated April 6, 1998, hereby amends Items 4 through 7 and Appendix A of such Schedule 13D to the extent and in the manner set forth below. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meaning set forth in such Schedule 13D.


ITEM 4.  PURPOSE OF TRANSACTION.

The second paragraph of Item 4 is deleted in its entirety and replaced with the following paragraph:

         Connecticut General and CMP have entered into, and CII has caused Lincoln to enter into, separate Stockholder Agreements dated as of May 28, 1998 (each, a "Stockholder Agreement" and together, the "Stockholder Agreements"), substantially identical in form, with Pogo Producing Company, a Delaware corporation ("Pogo"), which set forth the agreement of Connecticut General, CMP and Lincoln to vote their respective securities of the Issuer reported in this
Schedule 13D in favor of the approval of a merger transaction through which the Issuer would become a wholly-owned subsidiary of Pogo. Pursuant to such merger transaction, holders of the Issuer's Common Stock (including holders of shares of Common Stock received upon conversion of the Series A Notes and the Series B Notes at the effective time of the merger) would receive one share of Pogo common stock for each 10.4 shares of their Common Stock and holders of the Issuer's Convertible Preferred Stock would receive one share of Pogo common stock for each 1.04 shares of their Convertible Preferred Stock. CIGNA has been informed by the Issuer that such merger transaction, which is subject to approval by the Issuer's shareholders and to customary regulatory approvals, has been unanimously approved by the boards of directors of both the Issuer and Pogo.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

         (a) CIGNA, through its ownership and control of the CIGNA Subsidiaries, may be deemed to be the beneficial owner of the following numbers of shares of Common Stock, representing the following respective percentages of the outstanding shares of Common Stock:

------------------------------------------------------------------------------------------------------------------------------------
                                                                           Right to Acquire
                                            Shares Held at                 Shares within 60
                                            5/28/98                        days of 5/28/98                    Percentage of Class
------------------------------------------------------------------------------------------------------------------------------------
Connecticut General shares                              0                          497,834                             2.4%
------------------------------------------------------------------------------------------------------------------------------------
CMP shares                                              0                        2,343,271                            11.2%
------------------------------------------------------------------------------------------------------------------------------------
Managed Securities                                      0                          795,255                             3.8%
------------------------------------------------------------------------------------------------------------------------------------
Aggregate                                               0                        3,636,360                            17.4%
------------------------------------------------------------------------------------------------------------------------------------

(For purposes of the foregoing calculations of percentage ownership, the number of outstanding shares of Common Stock used was 20,958,164, consisting of the 17,321,804 shares outstanding on April 30, 1998, as reported in the Issuer's report on Form 10-Q for the quarter ended March 31, 1998, increased by the 3,636,360 shares subject to acquisition as shown above.)


                               Page 3 of 27 Pages

         (b) Pursuant to the Certificate of Designation, the holders of shares of Convertible Preferred Stock have equal voting rights, on an as converted basis, with every outstanding share of Common Stock and each holder of Convertible Preferred Stock is entitled to one vote for each share of Common Stock, on an as converted basis, into which such Convertible Preferred Stock is at the time convertible on each matter on which the holders of Common Stock are entitled to vote. By virtue of its ownership of 39,829.5 shares of Convertible Preferred Stock, Connecticut General presently has the power to vote or direct the voting of 398,295 shares of Common Stock. By virtue of its ownership of 187,454.5 shares of Convertible Preferred Stock, CMP presently has the power to vote or direct the voting of 1,874,545 shares of Common Stock. CII presently has the power to vote or direct the voting of 636,250 shares of Common Stock by virtue of the 63,625 shares of Convertible Preferred Stock that constitute Managed Securities. CIGNA, through its control of the CIGNA Subsidiaries, may be deemed presently to share the power to vote or direct the voting of 2,909,090 shares of Common Stock.

         Assuming conversion of their Series A Notes and Series B Notes, Connecticut General and CMP would have the power to vote or direct the voting of 497,834 shares and 2,343,271 shares of Common Stock, respectively. Assuming conversion of the Series A Notes and Series B Notes that constitute Managed Securities, CII would have the power to vote or direct the voting of 795,255 shares of Common Stock. Accordingly, CIGNA, through its control of the CIGNA Subsidiaries, could be deemed to share the power to vote or direct the voting of any or all of the 3,636,360 shares of Common Stock that would then be beneficially owned by them. Assuming conversion of the shares of Convertible Preferred Stock and Series A Notes and Series B Notes: Connecticut General and CMP would have the power to dispose of or direct the disposition of 497,834 shares and 2,343,271 shares of Common Stock, respectively; CII would have the power to dispose of or direct the disposition of 795,255 shares of Common Stock as Managed Securities; and CIGNA, through its control of the CIGNA Subsidiaries, could be deemed to share the power to dispose of or direct the disposition of any or all of the 3,636,360 shares of Common Stock that would then be beneficially owned them.

         In this subsection (b), references to Connecticut General should be deemed to include its investment adviser, CIAC, which has voting and dispositive power with respect to Connecticut General's shares of Common Stock, and references to CMP or the General Partner should be deemed to include CMP's investment adviser, CII, which has voting and dispositive power with respect to CMP's shares of Common Stock.

         (c) To the best of CIGNA's knowledge, no transactions in the Common Stock were effected in the past 60 days by persons named in Item 2 above.

         (d) No person other than those named in the response to Item 2 above, or Lincoln and/or its affiliates with respect to the Managed Securities, will have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock referred to herein.

         (e) Not applicable.



                               Page 4 of 27 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The following paragraphs are added at the end of Item 6:

         The information provided in Item 4 above relating to the Stockholder Agreements is incorporated herein by reference. Under the Stockholder Agreements, each of Connecticut General, CMP and Lincoln has agreed (1) not to solicit or encourage any prospective alternative proposal for acquisition of the Issuer and (2) not to sell or otherwise dispose of any of its Convertible Preferred Stock, Notes or Common Stock acquired upon conversion of the Convertible Preferred Stock or Notes or otherwise. According to its terms, each Stockholder Agreement will terminate upon the termination of the agreement of merger between the Issuer and Pogo and may be terminated by Connecticut General, CMP or Lincoln, as the case may be, if the effective time of the merger fails to occur by November 30, 1998, or if certain provisions of the agreement of merger between the Issuer and Pogo, relating to the ratios for exchange of securities in the merger and cancellation of the Issuer's treasury stock and to the listing and saleability of Pogo common stock received in the merger, are amended or waived without the consent of Connecticut General, CMP or Lincoln, as the case may be.

         The Stockholder Agreement between CMP and Pogo and the Stockholder Agreement between Connecticut General and Pogo are attached hereto as Exhibits 5 and 6, respectively, and are incorporated herein by reference, and any description of such Stockholder Agreements in the items of this Schedule is qualified in its entirety by reference to such Agreements.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

The following is added at the end of Item 7:

              Exhibit 5 -- Stockholder Agreement (CIGNA Mezzanine Partners III,
                           L.P.) dated as of May 28, 1998, between Pogo
                           Producing Company and CIGNA Mezzanine Partners III, L.P.

              Exhibit 6 -- Stockholder Agreement (Connecticut General Life
                           Insurance Company) dated as of May 28, 1998, between Pogo Producing Company and Connecticut General Life Insurance Company


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 5, 1998

                                           CIGNA CORPORATION


                                           By: /s/ Kathryn Pietrowiak
                                              ----------------------------------
                                               Kathryn Pietrowiak,
                                               Assistant Corporate Secretary



                               Page 5 of 27 Pages

APPENDIX A to Schedule 13D is amended and restated in its entirety as follows:


                                CIGNA CORPORATION
                        DIRECTORS AND EXECUTIVE OFFICERS
        (ALL DIRECTORS AND EXECUTIVE OFFICERS ARE UNITED STATES CITIZENS)

DIRECTORS
---------

NAME                     RESIDENCE OR                  PRINCIPAL OCCUPATION
                         BUSINESS ADDRESS

ROBERT P. BAUMAN         BTR, PLC                      Chairman
                         BTR House
                         Carlisle Place
                         London, SWIP IBX
                         England

ROBERT H. CAMPBELL       Sun Company Inc.              Chairman and
                         1801 Market Street            Chief Executive Officer
                         Philadelphia, PA 19103

ALFRED C. DeCRANE, JR.   Texaco Inc.                   Retired Chairman of the
                         c/o Carol J. Ward             Board and Chief Executive
                         CIGNA Corporation             Officer
                         1650 Market Street
                         Philadelphia, PA 19192-1550

PETER N. LARSON          Brunswick Corporation         Chairman, President and
                         One North Field Court         Chief Executive Officer
                         Lake Forest, IL 60045

MARILYN W. LEWIS         American Water Works          Chairman
                           Company, Inc.
                         2 East Main Street
                         Strasburg, PA 17579

CHARLES R. SHOEMATE      Bestfoods                     Chairman, President and
                         International Plaza           Chief Executive Officer
                         Englewood Cliffs, NJ 07632

LOUIS W. SULLIVAN, M.D.  Morehouse School of           President
                           Medicine
                         720 Westview Drive
                         Atlanta, GA 30314

WILSON H. TAYLOR         CIGNA Corporation             Chairman of the Board,
                         One Liberty Place             President and
                         1650 Market Street            Cheif Executive Officer
                         Philadelphia, PA 19192-1550

HAROLD A. WAGNER         Air Products and Chemicals,   Chairman, President and
                           Inc.                        Chief Executive Officer
                         7201 Hamilton Blvd.
                         Allentown, PA 18195-1501

CAROL COX WAIT           Committee for a Responsible   Director, President and
                           Federal Budget              Chief Executive Officer
                         220-1/2 (E) Street, N.E.
                         Washington, DC 20002



                               Page 6 of 27 Pages

EXECUTIVE OFFICERS
------------------


NAME                     RESIDENCE OR
                         BUSINESS ADDRESS              PRINCIPAL OCCUPATION

WILSON H. TAYLOR         One Liberty Place             Chairman, President and
                         1650 Market Street            Chief Executive Officer
                         Philadelphia, PA 19192-1550

H. EDWARD HANWAY         900 Cottage Grove Road        President
                         Hartford, CT 06152-1216       CIGNA HealthCare

GERALD A. ISOM           Two Liberty Place             President
                         1601 Chestnut Street          CIGNA Property & Casualty
                         Philadelphia, PA 19192-2451

THOMAS C. JONES          900 Cottage Grove Road        President
                         Hartford, CT 06152-2211       CIGNA Investment
                                                       Management

JOHN K. LEONARD          Two Liberty Place             President
                         1601 Chestnut Street          CIGNA Group Insurance:
                         Philadelphia, PA 19192-2240   Life, Accident,
                                                       Disability

DONALD M. LEVINSON       One Liberty Place             Executive Vice President
                         1650 Market Street            Human Resources and
                         Philadelphia, PA 19192-1550   Services

FRANCINE M. NEWMAN       900 Cottage Grove Road        President
                         Hartford, CT 06152-4026       CIGNA Reinsurance

BYRON D. OLIVER          One Commercial Plaza          President
                         280 Trumbull Street           CIGNA Retirement &
                         Hartford, CT 06103            Investment Services

B. KINGSLEY SCHUBERT     Two Liberty Place             President
                         1601 Chestnut Street          CIGNA International
                         Philadelphia, PA 19192-2531

JAMES G. STEWART         One Liberty Place             Executive Vice President
                         1650 Market Street            and Chief Financial
                         Philadelphia, PA 19192-1550   Officer

THOMAS J. WAGNER         One Liberty Place             Executive Vice President
                         1650 Market Street            and General Counsel
                         Philadelphia, PA 19192-1550   CIGNA Legal & Public
                                                       Affairs



                               Page 7 of 27 Pages

                                                                       EXHIBIT 5




                              STOCKHOLDER AGREEMENT
                      (CIGNA MEZZANINE PARTNERS III, L.P.)

              This Stockholder Agreement (this "Agreement") dated as of May 28, 1998 is between Pogo Producing Company, a Delaware corporation ("Pogo") and CIGNA Mezzanine Partners III, L.P., a limited partnership organized under the laws of the State Delaware (the "Stockholder").

              WHEREAS, Pogo, Alphac, Inc., a Delaware corporation and a wholly owned subsidiary of Pogo ("Sub"), and Arch Petroleum Inc. ("Arch"), a Delaware corporation, are entering into an Agreement and Plan of Merger dated as of the date hereof (as amended from time to time pursuant thereto, the "Merger Agreement");

              WHEREAS, the Stockholder is the beneficial owner of 187,454.5 shares of Exchangeable Convertible Preferred Stock, par value $0.01 per share, of Arch (the "Arch Preferred Stock"), $128,900 principal amount of the Arch's 9.75% Convertible Subordinated Notes due 2004 (the "Series A Notes"), and $1,160,100 of Arch's Adjustable Rate Series B Subordinated Notes due 2004 (the "Series B Notes" and, collectively with the Series A Notes, the "Notes") (such shares of Preferred Common Stock, together with any shares of capital stock of Arch acquired by the Stockholder after the date hereof and during the term of this Agreement, whether by conversion of the Arch Preferred Stock, conversion of the Notes, or otherwise, being collectively referred to herein as the "Stockholder Shares"); and

              WHEREAS, as a condition to the willingness of Pogo to enter into the Merger Agreement, and as an inducement to it to do so, the Stockholder hereby makes the agreements as set forth in this Agreement for the benefit of Pogo.

              NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained in this Agreement, the parties hereby agree as follows (terms defined in the Merger Agreement and used but not defined herein having the meanings assigned to such terms in the Merger Agreement):

                                    ARTICLE I

                          COVENANTS OF THE STOCKHOLDER

              Section 1.01. AGREEMENT TO VOTE. At any meeting of the stockholders of Arch held prior to the earlier of (i) the Effective Time of the Merger and (ii) the termination of the Merger Agreement (such earlier time being herein referred to as the "Voting Termination Date"), however called, and at every adjournment or postponement thereof prior to the Voting Termination Date, or in connection with any written consent of the stockholders of Arch given prior to the Voting Termination Date, the

                               Page 8 of 27 Pages

Stockholder shall vote or cause to be voted the Stockholder Shares in favor of the approval of the Merger and each of the other transactions contemplated by the Merger Agreement and in favor of the approval and adoption of the Merger Agreement, and any actions required in furtherance hereof and thereof. The Stockholder shall not enter into any agreement or understanding with any person prior to the Voting Termination Date, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of the Stockholder Shares in any manner inconsistent with the preceding sentence.

              Section 1.02. PROXIES AND VOTING AGREEMENTS. The Stockholder hereby revokes any and all previous proxies granted with respect to matters set forth in Section 1.01. Prior to the Voting Termination Date, the Stockholder shall not, directly or indirectly, except as contemplated hereby, grant any proxies or powers of attorney with respect to matters set forth in Section 1.01, deposit any of the Stockholder Shares or enter into a voting agreement with respect to any of the Stockholder Shares.

              Section 1.03.  NO SOLICITATION.

              (a) From and after the date hereof until the termination of the Merger Agreement, the Stockholder will not, and will not authorize or permit any of its officers, directors, employees, general partners, agents, affiliates over which it has control or other representatives (collectively, "Stockholder Representatives") to, directly or indirectly, solicit or encourage (including by way of providing information) any prospective acquiror or the invitation or submission of any inquiries, proposals or offers or any other efforts or attempts that constitute, or may reasonably be expected to lead to, an Acquisition Proposal.

              (b) The Stockholder shall immediately cease and cause to be terminated any existing solicitation, initiation, encouragement, activity, discussion or negotiation with any parties conducted heretofore by the Stockholder or any Stockholder Representatives with respect to any Acquisition Proposal existing on the date hereof.

              (c) Prior to the termination of the Merger Agreement, the Stockholder will promptly notify Pogo of any requests for information made to the Stockholder or any Stockholder Representative or the receipt of any Acquisition Proposal made to the Stockholder or any Stockholder Representative, including the identity of the person or group engaging in such discussions or negotiations, requesting such information or making such Acquisition Proposal, and the material terms and conditions of any Acquisition Proposal.

              (d) Prior to the termination of the Merger Agreement, the Stockholder shall not enter into any agreement with any person that provides for, or in any way facilitates, an Acquisition Proposal.

              (e) Notwithstanding anything contained herein to the contrary, the provisions of this Section 1.03 do not prohibit any Stockholder Representative who is also an Arch Representative from taking actions permitted by Section 4.2 of the Merger Agreement.


                               Page 9 of 27 Pages

              Section 1.04. TRANSFER OF STOCKHOLDER SHARES BY THE STOCKHOLDER. Prior to the record date for the Arch stockholder meeting to vote on the Merger Agreement, the Stockholder will not sell, transfer, assign, convey or otherwise dispose of any of the Stockholder Shares; except dividends or distributions to the stockholders of the Stockholder if such persons agree in writing to be bound by the terms hereof and provided further, that such transfer does not, in the opinion of a tax advisor reasonably acceptable to Pogo, violate the terms of
Section 1.05(b) hereof.

              Section 1.05.  OTHER ACTIONS.

              (a) Prior to the termination of this Stockholders Agreement, the Stockholder shall not take any action that would in any way restrict, limit, impede or interfere with the performance of its obligations hereunder or the transactions contemplated hereby or by the Merger Agreement.

              (b) The Stockholder agrees that from and after the date of this Stockholder Agreement but prior to the termination of this Agreement, the Stockholder will not sell or in any other way reduce such party's risk relative to any Stockholder Shares, Notes, shares of Pogo Common Stock, or securities convertible into Pogo Common Stock controlled, owned or held by such Stockholder prior to the Merger, nor will it sell, or in any other way reduce its risk relative to any shares of Pogo Common Stock received in exchange for the Stockholder Shares in the Merger (within the meaning of Section 201.01 of the SEC's Financial Reporting Release No. 1) or any securities convertible into Pogo Common Stock, until the earlier of (i) such time as financial results (including combined sales and net income) covering at least 30 days of Pogo's post-merger operations have been published, except as permitted by Staff Accounting Bulletin No. 76 (or any successor thereto) issued by the SEC and (ii) 60 days after the first full calendar month of Pogo's post-merger operations (the "Restricted Period").

              (c) The Stockholder agrees that, at the Effective Time, it shall convert the Notes owned by it into such number of shares of Pogo Common Stock as is equal to (i) the unpaid principal amount of such Notes divided by (ii) $2.75 per share of Arch Common Stock, multiplied by (ii) the Common Exchange Ratio. In addition, the Stockholder agrees to accept cash in lieu of any fractional interest that it would otherwise be entitled to pursuant to the foregoing conversion, calculated in the manner set forth in the Merger Agreement. To the extent that the agreement set forth in the immediately preceding sentence requires an amendment to the Notes, the Notes shall be deemed amended as of the Effective Time to reflect such changes. The conversion price for the Notes will also be subject, if applicable, as described in Section 11.3 of the Securities Purchase Agreement, dated as of October 15, 1994, by and between the holder of such Note and Arch (the "Securities Purchase Agreement") as a result of any events that occur because of actions taken by Arch or Pogo from and after the date of this Agreement.

              (d) The Stockholder agrees that, at the Effective Time, it shall convert all of the Stockholder Shares controlled, owned or held by it in accordance with, and for the consideration described in, the Merger Agreement.




                               Page 10 of 27 Pages

                                   ARTICLE II

              REPRESENTATIONS, WARRANTIES AND ADDITIONAL COVENANTS
                               OF THE STOCKHOLDER

              The Stockholder represents, warrants and covenants to Pogo that:

              Section 2.01. OWNERSHIP. Except as disclosed on Schedule 2.01, as of the date hereof, the Stockholder is the beneficial and record owner of the Stockholder Shares, the Stockholder has the sole right to vote the Stockholder Shares and there are no restrictions on rights of disposition or other lien, pledge, security interest, charge or other encumbrance or restriction pertaining to the Stockholder Shares. None of the Stockholder Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Stockholder Shares, and no proxy, power of attorney or other authorization has been granted with respect to any of the Stockholder Shares.

              Section 2.02. AUTHORITY AND NON-CONTRAVENTION. The Stockholder is a limited partnership duly formed and validly existing under the laws of the State of Delaware. CIGNA Investments, Inc. ("CII") as authorized agent of Cigna Mezzanine Partners III, Inc., the general partner of the Stockholder, has all requisite power and authority to enter into this Agreement on behalf of Stockholder and perform Stockholder's obligations hereunder. Such actions by the Stockholder (a) require no action by or in respect of, or filing with, any Governmental Entity with respect to the Stockholder, other than any required filings under Section 13 of the Exchange Act or under the HSR Act, and (b) do not and will not contravene or constitute a default under any provision of applicable law or regulation or any agreement, judgment, injunction, order, decree or other instrument binding on the Stockholder or result in the imposition of any lien, pledge, security interest, charge or other encumbrance or restriction on any of the Stockholder Shares (other than as provided in this Agreement with respect to Stockholder Shares).

              Section 2.03. BINDING EFFECT. This Agreement has been duly executed and delivered by CII, as authorized agent of Cigna Mezzanine Partners III, Inc., the general partner of the Stockholder and is the valid and binding agreement of the Stockholder, enforceable against the Stockholder in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights generally and by equitable principles to which the remedies of specific performance and injunctive and similar forms of relief are subject.

              Section 2.04. TOTAL SHARES. The 187,454.5 shares of Arch Preferred Stock are the only shares of capital stock of Arch owned beneficially or of record as of the date hereof by the Stockholder, and the Stockholder does not have any option to purchase or right to subscribe for or otherwise acquire any securities of Arch other than upon conversion of the Notes and has no other interest in or voting rights with respect to any other securities of Arch.

              Section 2.05. FINDER'S FEES. No investment banker, broker or finder is entitled to a commission or fee from Arch, Pogo or Sub in respect of this Agreement based upon any arrangement or agreement made by or on behalf of the Stockholder.

                               Page 11 of 27 Pages

              Section 2.06. REASONABLE EFFORTS. Prior to the Voting Termination Date, the Stockholder shall use reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with Pogo in doing, all things necessary, proper or advisable to consummate and make effective the Merger and the other transactions contemplated by the Merger Agreement and this Agreement.

                                   ARTICLE III

                REPRESENTATIONS, WARRANTIES AND COVENANTS OF POGO

              Pogo represents, warrants and covenants to the Stockholder that:

              Section 3.01. CORPORATE POWER AND AUTHORITY. Pogo has all requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution, delivery and performance by Pogo of this Agreement and the consummation by Pogo of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Pogo.

              Section 3.02. BINDING EFFECT. This Agreement has been duly executed and delivered by Pogo and is a valid and binding agreement of Pogo, enforceable against Pogo in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights generally and by equitable principles to which the remedies of specific performance and injunctive and similar forms of relief are subject.

              Section 3.03.  COOPERATION.  Subject to Section 5.16 of the Merger
Agreement and the rules and requirements of applicable securities laws, Pogo shall use reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the Stockholder in doing, all things necessary, proper or advisable to allow the Stockholder to publicly sell shares of Pogo Common Stock received in the Merger after the Restricted Period without any unreasonable delay or restrictions.

                                   ARTICLE IV

                                  MISCELLANEOUS

              Section 4.01. EXPENSES. Each party hereto shall pay its own expenses incident to preparing for entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby.

              Section 4.02. FURTHER ASSURANCES. From time to time, at the request of the other party, each party shall execute and deliver or cause to be executed and delivered such additional documents and instruments and take all such further action as may be necessary or reasonably desirable to consummate the transactions contemplated by this Agreement.



                               Page 12 of 27 Pages

              Section 4.03. SPECIFIC PERFORMANCE. (a) The Stockholder agrees that Pogo would be irreparably damaged if for any reason the Stockholder fails to perform any of the Stockholder's obligations under this Agreement, and that Pogo would not have an adequate remedy at law for money damages in such event. Accordingly, Pogo shall be entitled to seek specific performance and injunctive and other equitable relief to enforce the performance of this agreement by the Stockholder. This provision is without prejudice to any other rights that Pogo may have against the Stockholder for any failure to perform its obligations under this Agreement; (b) Pogo agrees that the Stockholder would be irreparably damaged if for any reason Pogo fails to perform any of Pogo's obligations under this Agreement, and that the Stockholder would not have an adequate remedy at law for money damages in such event. Accordingly, the Stockholder shall be entitled to seek specific performance and injunctive and other equitable relief to enforce the performance of this agreement by Pogo. This provision is without prejudice to any other rights that the Stockholder may have against Pogo for any failure to perform its obligations under this Agreement.

              Section 4.04. NOTICES. Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, telegraphed or telecopied or sent by certified or registered mail, postage prepaid, and shall be deemed to be given, dated and received when so delivered personally, telegraphed or telecopied or, if mailed, five business days after the date of mailing to the following address or telecopy number, or to such other address or addresses as such person may subsequently designate by notice given hereunder:

         (a)  if to Pogo or Sub, to:

              Pogo Producing Company
              5 Greenway Plaza, Suite 2700
              Houston, Texas 77046
              Attention: Gerald A. Morton
              Facsimile: 713-297-4970

         with a copy to:

              Robert Stilwell
              Baker & Botts, L.L.P.
              3000 One Shell Plaza
              Houston, Texas 77002
              Facsimile:  713-229-1522

         (b)  if to Stockholder, to:

              Cigna Mezzanine Partners III, L.P.
              c/o CIGNA Investments, Inc.
              900 Cottage Grove Road, S-307
              Hartford, CT 06152-2307
              Attention: Thomas P. Shea, Private Securities Division (S-307)
              Facsimile: 860-726-7203

                               Page 13 of 27 Pages
              with an additional copy to:

              William M. Duncan
              CIGNA Corporation
              900 Cottage Grove Road, S-215
              Hartford, CT 06152-2215
              Facsimile: 860-726-8885

              Section 4.05. INTERPRETATION. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the word "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." Unless the context otherwise requires, "or" is disjunctive but not necessarily exclusive, and words in the singular include the plural and in the plural include the singular. The term "person" is to be interpreted broadly to include any individual, corporation, partnership, trust, limited liability company, government or other entity and any group (as used with respect to Section 13(d) of the Exchange Act).

              Section 4.06. COUNTERPARTS. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when a counterpart has been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

              Section 4.07. ENTIRE AGREEMENT; NO THIRD PARTY BENEFICIARIES. This Agreement (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (b) is not intended to confer upon any person other than the parties hereto, any rights or remedies hereunder.

              Section 4.08. GOVERNING LAW. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

              Section 4.09. ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) except to the stockholders of the Stockholder as permitted herein without the prior written consent of the other party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

              Section 4.10. AMENDMENTS; TERMINATION. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties hereto. This Agreement shall terminate upon the termination of the Merger Agreement in accordance with the terms thereof. This Agreement may be terminated by Stockholder if (i) the

                               Page 14 of 27 Pages

Effective Time fails to occur by November 30, 1998 (provided that the right to terminate this Agreement under this clause (i) shall not be available to Stockholder if the failure by Stockholder to fulfill any covenant or agreement under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date; provided, further, that if the failure of the Effective Time to have occurred is attributable to any court of competent jurisdiction, or some other governmental body or regulatory authority having issued an order, decree or ruling or taken any other action temporarily restraining, enjoining or otherwise prohibiting the Merger, then the Stockholder's right to terminate this Agreement under this clause (i) shall not be exercisable until the earlier of (x) one day after such order, decree or ruling has been dissolved or (y) February 28, 1999); or (ii) sections 2.1(b), 2.1(c), 2.1(d), 2.3(a), 5.6, 5.18 or 6.1(b) of the Merger Agreement are amended or waived without the consent of Stockholder.

              Section 4.11. CERTAIN EVENTS. The Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Stockholder Shares beneficially owned by such Stockholder and shall be binding upon any person to which legal or beneficial ownership of such shares shall pass, whether by operation of law or otherwise.

              Section 4.12. SEVERABILITY. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision, and this Agreement will be reformed, construed and enforced as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein. The parties shall endeavor in good faith negotiations to replace any invalid, illegal or unenforceable provision with a valid provision the effects of which come as close as possible to those of such invalid, illegal or unenforceable provision.

              Section 4.13. ATTORNEYS' FEES. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements, in addition to any other relief to which such party may be entitled.


         [The Remainder of This Page Has Been Intentionally Left Blank]


                               Page 15 of 27 Pages

              IN WITNESS WHEREOF, Pogo and the Stockholder have caused this Agreement to be duly executed as of the day and year first above written.

                                         CIGNA MEZZANINE PARTNERS III, L.P.

                                         CIGNA MEZZANINE PARTNERS III, INC.,
                                           GENERAL PARTNER

                                              By: CIGNA Investments, Inc.,
                                                    as authorized agent

                                         By  /s/ Thomas P. Shea
                                           -------------------------------------
                                         Name     Thomas P. Shea
                                         Title    Vice President


                                         POGO PRODUCING COMPANY


                                         By  /s/ Gerald A. Morton
                                           -------------------------------------
                                                    Gerald A. Morton
                                                   Vice President-Law
                                                 and Corporate Secretary



                               Page 16 of 27 Pages

                                  SCHEDULE 2.01


1.       None



                               Page 17 of 27 Pages

                                                                       EXHIBIT 6




                              STOCKHOLDER AGREEMENT
                  (CONNECTICUT GENERAL LIFE INSURANCE COMPANY)

              This Stockholder Agreement (this "Agreement") dated as of May 28, 1998 is between Pogo Producing Company, a Delaware corporation ("Pogo") and Connecticut General Life Insurance Company, a life insurance company organized under the laws of the State of Connecticut (the "Stockholder").

              WHEREAS, Pogo, Alphac, Inc., a Delaware corporation and a wholly owned subsidiary of Pogo ("Sub"), and Arch Petroleum Inc. ("Arch"), a Delaware corporation, are entering into an Agreement and Plan of Merger dated as of the date hereof (as amended from time to time pursuant thereto, the "Merger Agreement");

              WHEREAS, the Stockholder is the beneficial owner of 39,829.5 shares of Exchangeable Convertible Preferred Stock, par value $0.01 per share, of Arch (the "Arch Preferred Stock"), $27,373 principal amount of the Arch's 9.75% Convertible Subordinated Notes due 2004 (the "Series A Notes"), and $246,361 of Arch's Adjustable Rate Series B Subordinated Notes due 2004 (the "Series B Notes" and, collectively with the Series A Notes, the "Notes") (such shares of Preferred Common Stock, together with any shares of capital stock of Arch acquired by the Stockholder after the date hereof and during the term of this Agreement, whether by conversion of the Arch Preferred Stock, conversion of the Notes, or otherwise, being collectively referred to herein as the "Stockholder Shares"); and

              WHEREAS, as a condition to the willingness of Pogo to enter into the Merger Agreement, and as an inducement to it to do so, the Stockholder hereby makes the agreements as set forth in this Agreement for the benefit of Pogo.

              NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained in this Agreement, the parties hereby agree as follows (terms defined in the Merger Agreement and used but not defined herein having the meanings assigned to such terms in the Merger Agreement):

                                    ARTICLE I

                          COVENANTS OF THE STOCKHOLDER

              Section 1.01. AGREEMENT TO VOTE. At any meeting of the stockholders of Arch held prior to the earlier of (i) the Effective Time of the Merger and (ii) the termination of the Merger Agreement (such earlier time being herein referred to as the "Voting Termination Date"), however called, and at every adjournment or postponement thereof prior to the Voting Termination Date, or in connection

                               Page 18 of 27 Pages
with any written consent of the stockholders of Arch given prior to the Voting Termination Date, the Stockholder shall vote or cause to be voted the Stockholder Shares in favor of the approval of the Merger and each of the other transactions contemplated by the Merger Agreement and in favor of the approval and adoption of the Merger Agreement, and any actions required in furtherance hereof and thereof. The Stockholder shall not enter into any agreement or understanding with any person prior to the Voting Termination Date, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of the Stockholder Shares in any manner inconsistent with the preceding sentence.

              Section 1.02. PROXIES AND VOTING AGREEMENTS. The Stockholder hereby revokes any and all previous proxies granted with respect to matters set forth in Section 1.01. Prior to the Voting Termination Date, the Stockholder shall not, directly or indirectly, except as contemplated hereby, grant any proxies or powers of attorney with respect to matters set forth in Section 1.01, deposit any of the Stockholder Shares or enter into a voting agreement with respect to any of the Stockholder Shares.

              Section 1.03.  NO SOLICITATION.

              (a) From and after the date hereof until the termination of the Merger Agreement, the Stockholder will not, and will not authorize or permit any of its officers, directors, employees, general partners, agents, affiliates over which it has control or other representatives (collectively, "Stockholder Representatives") to, directly or indirectly, solicit or encourage (including by way of providing information) any prospective acquiror or the invitation or submission of any inquiries, proposals or offers or any other efforts or attempts that constitute, or may reasonably be expected to lead to, an Acquisition Proposal.

              (b) The Stockholder shall immediately cease and cause to be terminated any existing solicitation, initiation, encouragement, activity, discussion or negotiation with any parties conducted heretofore by the Stockholder or any Stockholder Representatives with respect to any Acquisition Proposal existing on the date hereof.

              (c) Prior to the termination of the Merger Agreement, the Stockholder will promptly notify Pogo of any requests for information made to the Stockholder or any Stockholder Representative or the receipt of any Acquisition Proposal made to the Stockholder or any Stockholder Representative, including the identity of the person or group engaging in such discussions or negotiations, requesting such information or making such Acquisition Proposal, and the material terms and conditions of any Acquisition Proposal.

              (d) Prior to the termination of the Merger Agreement, the Stockholder shall not enter into any agreement with any person that provides for, or in any way facilitates, an Acquisition Proposal.

              (e) Notwithstanding anything contained herein to the contrary, the provisions of this Section 1.03 do not prohibit any Stockholder Representative who is also an Arch Representative from taking actions permitted by Section 4.2 of the Merger Agreement.

                               Page 19 of 27 Pages

              Section 1.04. TRANSFER OF STOCKHOLDER SHARES BY THE STOCKHOLDER. Prior to the record date for the Arch stockholder meeting to vote on the Merger Agreement, the Stockholder will not sell, transfer, assign, convey or otherwise dispose of any of the Stockholder Shares; except dividends or distributions to the stockholders of the Stockholder if such persons agree in writing to be bound by the terms hereof and provided further, that such transfer does not, in the opinion of a tax advisor reasonably acceptable to Pogo, violate the terms of
Section 1.05(b) hereof.

              Section 1.05.  OTHER ACTIONS.

              (a) Prior to the termination of this Stockholders Agreement, the Stockholder shall not take any action that would in any way restrict, limit, impede or interfere with the performance of its obligations hereunder or the transactions contemplated hereby or by the Merger Agreement.

              (b) The Stockholder agrees that from and after the date of this Stockholder Agreement but prior to the termination of this Agreement, the Stockholder will not sell or in any other way reduce such party's risk relative to any Stockholder Shares, Notes, shares of Pogo Common Stock, or securities convertible into Pogo Common Stock controlled, owned or held by such Stockholder prior to the Merger, nor will it sell, or in any other way reduce its risk relative to any shares of Pogo Common Stock received in exchange for the Stockholder Shares in the Merger (within the meaning of Section 201.01 of the SEC's Financial Reporting Release No. 1) or any securities convertible into Pogo Common Stock, until the earlier of (i) such time as financial results (including combined sales and net income) covering at least 30 days of Pogo's post-merger operations have been published, except as permitted by Staff Accounting Bulletin No. 76 (or any successor thereto) issued by the SEC and (ii) 60 days after the first full calendar month of Pogo's post-merger operations (the "Restricted Period"); provided, however, that the provisions of this Section 1.05(b) shall not apply with respect to Stockholder Shares and shares of Pogo Common Stock held in separate accounts of Stockholder for which the management of such securities is performed by outside portfolio managers not affiliated with Stockholder.

              (c) The Stockholder agrees that, at the Effective Time, it shall convert the Notes owned by it into such number of shares of Pogo Common Stock as is equal to (i) the unpaid principal amount of such Notes divided by (ii) $2.75 per share of Arch Common Stock, multiplied by (ii) the Common Exchange Ratio. In addition, the Stockholder agrees to accept cash in lieu of any fractional interest that it would otherwise be entitled to pursuant to the foregoing conversion, calculated in the manner set forth in the Merger Agreement. To the extent that the agreement set forth in the immediately preceding sentence requires an amendment to the Notes, the Notes shall be deemed amended as of the Effective Time to reflect such changes. The conversion price for the Notes will also be subject, if applicable, as described in Section 11.3 of the Securities Purchase Agreement, dated as of October 15, 1994, by and between the holder of such Note and Arch (the "Securities Purchase Agreement") as a result of any events that occur because of actions taken by Arch or Pogo from and after the date of this Agreement.

              (d) The Stockholder agrees that, at the Effective Time, it shall convert all of the Stockholder Shares controlled, owned or held by it in accordance with, and for the consideration described in, the Merger Agreement.


                               Page 20 of 27 Pages

                                   ARTICLE II

              REPRESENTATIONS, WARRANTIES AND ADDITIONAL COVENANTS
                               OF THE STOCKHOLDER

              The Stockholder represents, warrants and covenants to Pogo that:

              Section 2.01. OWNERSHIP. Except as disclosed on Schedule 2.01, as of the date hereof, the Stockholder is the beneficial and record owner of the Stockholder Shares, the Stockholder has the sole right to vote the Stockholder Shares and there are no restrictions on rights of disposition or other lien, pledge, security interest, charge or other encumbrance or restriction pertaining to the Stockholder Shares. None of the Stockholder Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Stockholder Shares, and no proxy, power of attorney or other authorization has been granted with respect to any of the Stockholder Shares.

              Section 2.02. AUTHORITY AND NON-CONTRAVENTION. The Stockholder is a life insurance company duly organized and validly existing under the laws of the State of Connecticut. CIGNA Investments, Inc. ("CII") as authorized agent on behalf of the Stockholder has all requisite power and authority to enter into this Agreement on behalf of Stockholder and perform Stockholder's obligations hereunder. Such actions by the Stockholder (a) require no action by or in respect of, or filing with, any Governmental Entity with respect to the Stockholder, other than any required filings under Section 13 of the Exchange Act or under the HSR Act, and (b) do not and will not contravene or constitute a default under any provision of applicable law or regulation or any agreement, judgment, injunction, order, decree or other instrument binding on the Stockholder or result in the imposition of any lien, pledge, security interest, charge or other encumbrance or restriction on any of the Stockholder Shares (other than as provided in this Agreement with respect to Stockholder Shares).

              Section 2.03. BINDING EFFECT. This Agreement has been duly executed and delivered by CII, as authorized agent on behalf of the Stockholder and is the valid and binding agreement of the Stockholder, enforceable against the Stockholder in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights generally and by equitable principles to which the remedies of specific performance and injunctive and similar forms of relief are subject.

              Section 2.04. TOTAL SHARES. The 39,829.5 shares of Arch Preferred Stock are the only shares of capital stock of Arch owned beneficially or of record as of the date hereof by the Stockholder, and the Stockholder does not have any option to purchase or right to subscribe for or otherwise acquire any securities of Arch other than upon conversion of the Notes and has no other interest in or voting rights with respect to any other securities of Arch.

              Section 2.05. FINDER'S FEES. No investment banker, broker or finder is entitled to a commission or fee from Arch, Pogo or Sub in respect of this Agreement based upon any arrangement or agreement made by or on behalf of the Stockholder.

                               Page 21 of 27 Pages

              Section 2.06. REASONABLE EFFORTS. Prior to the Voting Termination Date, the Stockholder shall use reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with Pogo in doing, all things necessary, proper or advisable to consummate and make effective the Merger and the other transactions contemplated by the Merger Agreement and this Agreement.

                                   ARTICLE III

                REPRESENTATIONS, WARRANTIES AND COVENANTS OF POGO

              Pogo represents, warrants and covenants to the Stockholder that:

              Section 3.01. CORPORATE POWER AND AUTHORITY. Pogo has all requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution, delivery and performance by Pogo of this Agreement and the consummation by Pogo of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Pogo.

              Section 3.02. BINDING EFFECT. This Agreement has been duly executed and delivered by Pogo and is a valid and binding agreement of Pogo, enforceable against Pogo in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights generally and by equitable principles to which the remedies of specific performance and injunctive and similar forms of relief are subject.

              Section 3.03.  COOPERATION.  Subject to Section 5.16 of the Merger
Agreement and the rules and requirements of applicable securities laws, Pogo shall use reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the Stockholder in doing, all things necessary, proper or advisable to allow the Stockholder to publicly sell shares of Pogo Common Stock received in the Merger after the Restricted Period without any unreasonable delay or restrictions.

                                   ARTICLE IV

                                  MISCELLANEOUS

              Section 4.01.  EXPENSES.  Each  party   hereto shall pay  its  own
expenses incident to preparing for entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby.

              Section 4.02. FURTHER ASSURANCES. From time to time, at the request of the other party, each party shall execute and deliver or cause to be executed and delivered such additional documents and instruments and take all such further action as may be necessary or reasonably desirable to consummate the transactions contemplated by this Agreement.



                               Page 22 of 27 Pages

              Section 4.03. SPECIFIC PERFORMANCE. (a) The Stockholder agrees that Pogo would be irreparably damaged if for any reason the Stockholder fails to perform any of the Stockholder's obligations under this Agreement, and that Pogo would not have an adequate remedy at law for money damages in such event. Accordingly, Pogo shall be entitled to seek specific performance and injunctive and other equitable relief to enforce the performance of this agreement by the Stockholder. This provision is without prejudice to any other rights that Pogo may have against the Stockholder for any failure to perform its obligations under this Agreement; (b) Pogo agrees that the Stockholder would be irreparably damaged if for any reason Pogo fails to perform any of Pogo's obligations under this Agreement, and that the Stockholder would not have an adequate remedy at law for money damages in such event. Accordingly, the Stockholder shall be entitled to seek specific performance and injunctive and other equitable relief to enforce the performance of this agreement by Pogo. This provision is without prejudice to any other rights that the Stockholder may have against Pogo for any failure to perform its obligations under this Agreement.

              Section 4.04. NOTICES. Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, telegraphed or telecopied or sent by certified or registered mail, postage prepaid, and shall be deemed to be given, dated and received when so delivered personally, telegraphed or telecopied or, if mailed, five business days after the date of mailing to the following address or telecopy number, or to such other address or addresses as such person may subsequently designate by notice given hereunder:

         (a)  if to Pogo or Sub, to:

              Pogo Producing Company
              5 Greenway Plaza, Suite 2700
              Houston, Texas 77046
              Attention: Gerald A. Morton
              Facsimile: 713-297-4970

         with a copy to:

              Robert Stilwell
              Baker & Botts, L.L.P.
              3000 One Shell Plaza
              Houston, Texas 77002
              Facsimile:  713-229-1522

         (b)  if to Stockholder, to:

              Connecticut General Life Insurance Company
              c/o CIGNA Investments, Inc.
              900 Cottage Grove Road, S-307
              Hartford, CT 06152-2307
              Attention: Thomas P. Shea, Private Securities Division (S-307)
              Facsimile: 860-726-7203

                               Page 23 of 27 Pages
              with an additional copy to:

              William M. Duncan
              CIGNA Corporation
              900 Cottage Grove Road, S-215
              Hartford, CT 06152-2215
              Facsimile: 860-726-8885

              Section 4.05. INTERPRETATION. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the word "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." Unless the context otherwise requires, "or" is disjunctive but not necessarily exclusive, and words in the singular include the plural and in the plural include the singular. The term "person" is to be interpreted broadly to include any individual, corporation, partnership, trust, limited liability company, government or other entity and any group (as used with respect to Section 13(d) of the Exchange Act).

              Section 4.06. COUNTERPARTS. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when a counterpart has been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

              Section 4.07. ENTIRE AGREEMENT; NO THIRD PARTY BENEFICIARIES. This Agreement (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (b) is not intended to confer upon any person other than the parties hereto, any rights or remedies hereunder.

              Section 4.08. GOVERNING LAW. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

              Section 4.09. ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) except to the stockholders of the Stockholder as permitted herein without the prior written consent of the other party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

              Section 4.10. AMENDMENTS; TERMINATION. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties hereto. This Agreement shall terminate upon the termination of the Merger Agreement in accordance with the terms thereof. This Agreement may be terminated by Stockholder if (i) the


                               Page 24 of 27 Pages

Effective Time fails to occur by November 30, 1998 (provided that the right to terminate this Agreement under this clause (i) shall not be available to Stockholder if the failure by Stockholder to fulfill any covenant or agreement under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date; provided, further, that if the failure of the Effective Time to have occurred is attributable to any court of competent jurisdiction, or some other governmental body or regulatory authority having issued an order, decree or ruling or taken any other action temporarily restraining, enjoining or otherwise prohibiting the Merger, then the Stockholder's right to terminate this Agreement under this clause (i) shall not be exercisable until the earlier of (x) one day after such order, decree or ruling has been dissolved or (y) February 28, 1999); or (ii) sections 2.1(b), 2.1(c), 2.1(d), 2.3(a), 5.6, 5.18 or 6.1(b) of the Merger Agreement are amended or waived without the consent of Stockholder.

              Section 4.11. CERTAIN EVENTS. The Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Stockholder Shares beneficially owned by such Stockholder and shall be binding upon any person to which legal or beneficial ownership of such shares shall pass, whether by operation of law or otherwise.

              Section 4.12. SEVERABILITY. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision, and this Agreement will be reformed, construed and enforced as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein. The parties shall endeavor in good faith negotiations to replace any invalid, illegal or unenforceable provision with a valid provision the effects of which come as close as possible to those of such invalid, illegal or unenforceable provision.

              Section 4.13. ATTORNEYS' FEES. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements, in addition to any other relief to which such party may be entitled.

         [The Remainder of This Page Has Been Intentionally Left Blank]













                               Page 25 of 27 Pages

              IN WITNESS WHEREOF, Pogo and the Stockholder have caused this Agreement to be duly executed as of the day and year first above written.

                                              CONNECTICUT GENERAL LIFE
                                                INSURANCE COMPANY

                                                  By: CIGNA Investments, Inc.,
                                                        its authorized agent

                                               By  /s/ Thomas P. Shea
                                                 -------------------------------
                                               Name     Thomas P. Shea
                                               Title    Vice President


                                               POGO PRODUCING COMPANY


                                               By  /s/ Gerald A. Morton
                                                 -------------------------------
                                                       Gerald A. Morton
                                                       Vice President-Law
                                                       and Corporate Secretary


                               Page 26 of 27 Pages

                                  SCHEDULE 2.01


1.       None





                               Page 27 of 27 Pages